2008 Estimated Income and Capital Gain Distributions Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds. Please note that these are preliminary estimates and may change-both in total amount and classification of the distribution (short-term versus long-term)-from the date of this information to the payable date. Record Date: December 15, 2008 Ex-Dividend Date: December 16, 2008 Payable Date: December 16, 2008 Reinvest Date: December 16, 2008 Meridian Growth Fund Meridian Value Fund Meridian Equity Income Fund Ticker MERDX MVALX MEIFX Cusip 589619-10 5 589619-20 4 589619-30 3 Income Distribution $ 0.0282 $ 0.1403 $ 0.2162 Short-Term Capital Gain $ — $ 0.0563 $ 0.1695 Long-Term Capital Gain $ 1.0570 $ 0.1790 $ 0.2534 Total $ 1.0852 $ 0.3756 $ 0.6391 Dated 10/31/2008 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2007 Meridian Fund, Inc. All rights reserved.